[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

January 17, 2006

Via Federal Express and EDGAR

Mr. Geoffrey M. Ossias,
        Division of Corporation Finance,
                Securities and Exchange Commission,
                        100 F Street, N.E.,
                                Room 1580,
                                        Mail Stop 4561,
                                                 Washington, D.C. 20549.

Re:	Morgans Hotel Group Co. (Form S-1, Fi1e No. 333-129277)

Dear Mr. Ossias:

        On behalf of our client, Morgans Hotel Group Co. (the "Company"), we enclose herewith Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (including marked copies to show changes from the filing on January 3, 2006) and the Company's responses to the Staff's comment letter (the "Comment Letter") dated January 13, 2006 concerning the Company's Registration Statement on Form S-1 (the "Registration Statement"). Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 3.

        To facilitate the Staff's review, we have included in this letter the captions and numbered comments in bold text and have provided the Company's responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the enclosed marked copy of Amendment No. 3.

        The following are the Company's responses to the Comment Letter:

General

1.
Please note that we are still considering the issues raised in prior comment 30 related to FIN 46(R). Please note that we may include additional comments on these issues at a later date.

  The Company has noted the Staff's comment.

2.
We note your response to prior comment 1. It appears that your formation transactions provide contributors with relative stakes in units to be issued to Morgans Hotel Group LLC by Morgans Group LLC, but that the number of units to be issued (and thus the percentage of the company to be retained by the contributors) will not be determined until the time the offering is priced. Because you have not yet fixed a material term of the private placement, it appears that the formation transactions were not completed before you filed the registration statement. Accordingly, you may not rely on Rule 152 to avoid integration. Please provide us with an alternative analysis explaining why the formation transactions should not be integrated with this offering. If integration is warranted, please tell us why the transactions do not constitute a roll up within the meaning of Item 901 of Regulation S-K. In addition, please provide us with your analysis of any contingent liability that may arise as a result of integration.

  The Company has asked us to advise the Staff supplementally that, for the reasons stated below, it believes that the private placement in connection with the Formation and Structuring Transactions was completed prior to the initial filing of the Registration Statement and should not be integrated with the initial public offering of common stock by the Company (the "IPO"). The Formation and Structuring Transactions were designed to be exempt from registration under the Securities Act of

  1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and Regulation D thereunder.

  General

  Each party to the Formation and Structuring Transactions (namely Morgans Hotel Group LLC, NorthStar Hospitality LLC, RSA Associates, L.P., Michael Overington, Anda Andrei and NorthStar Partnership, L.P., each of which is an "accredited investor" as defined in Rule 501 of the Securities Act) had, prior to the filing of the Registration Statement, entered into a binding written commitment (i.e., the Formation and Structuring Agreement, which is filed as Exhibit 10.4 to Amendment No. 1) to acquire membership units of Morgans Group LLC or common stock of the Company subject only to the closing of the IPO and other conditions outside the control of those parties. Accordingly, the Company believes that each of the parties to the Formation and Structuring Transactions made their investment decision with respect to the private placement of the Company's common stock prior to the time that the public offering commenced. Although the number of membership units was not determinable at the time of the initial filing of the Registration Statement, the number of membership units is calculated based upon the pricing of the IPO. Once the initial public offering price is established, the number of membership units to be exercised by Morgans Hotel Group LLC is determinable. For example, if the Company decides to offer and sell 15 million shares, representing 40% of the Company's common stock, in the primary offering at a price of $20 per share, pursuant to the formula, in the Contribution Transactions (as defined in the Formation and Structuring Agreement), Morgans Hotel Group LLC would receive 22.5 million membership units. Those membership units would then be distributed in the Distribution Transactions (as defined in the Formation and Structuring Agreement) in accordance with each party's entitlement under the limited liability company agreement of Morgans Hotel Group LLC and exchanged in the Exchange Transactions (as defined in the Formation and Structuring Agreement) for shares of common stock on a one-for-one basis as provided in the Formation and Structuring Agreement.

  Based on the preceding analysis, the Company and its counsel, Sullivan & Cromwell LLP, continue to believe that the private placement in connection with the Formation and Structuring Transactions was completed prior to the filing of the Registration Statement. In addition, even if one were to determine that the private placement of membership units in the Formation and Structuring Transactions was not completed prior to the initial filing of the Registration Statement, the Formation and Structuring Transactions should not be integrated with the IPO for the reasons described below.

  Regulation D under the Securities Act

  Section 4(2) of the Securities Act exempts "[t]ransactions by an issuer not involving any public offering" from the registration requirements of the Securities Act. Rule 506 of Regulation D creates a non-exclusive safe harbor under Section 4(2) and allows an issuer to sell an unlimited amount of its securities to an unlimited number of "accredited investors" and up to 35 non-accredited investors, subject to the conditions discussed below.

  •
  Accredited Investor.    Each of the parties to the Formation and Structuring Transactions is an "accredited investor", as defined in Rule 501 of the Securities Act.

  •
  Information requirement.    This requirement is not applicable where each investor is an accredited investor. Notwithstanding that, each of the parties to the Formation and Structuring Transactions confirmed in the Formation and Structuring Agreement that such party had received all documents, records and information pertaining to its investment that had been requested by such party.

  •
  Manner of offering.    The Formation and Structuring Transactions were not made by means of any form of general solicitation or general advertising.

  •
  Resale limitations.    The membership units of Morgans Group LLC and common stock of the Company issued in the Formation and Structuring Transactions are to be restricted securities and cannot be resold absent registration or an available exemption from the registration requirements. The parties to the Formation and Structuring Agreement have agreed that all membership units and shares will bear a legend setting forth that restriction.

  •
  Filing of Notice of Sales.    A notice of sale on Form D will be filed for the Formation and Structuring Transactions no later than 15 days after the date of the first sale of securities.

  Given the compliance with each of the conditions set forth above, the Formation and Structuring Transactions are exempt from registration under Rule 506 of Regulation D.

  Section 4(2) of the Securities Act

  In interpreting Section 4(2), the SEC has stated that whether an offering is public is a factual question, requiring an analysis of all of the surrounding circumstances.(1) The courts and the SEC have considered four factors relevant to this analysis:

  •
  Number of offerees.    In early interpretations, the SEC indicated that "under ordinary circumstances an offering to not more than approximately twenty-five persons is not an offering to a substantial number and presumably does not involve a public offering."(2) Nevertheless, the SEC also stated that "[i]n no sense is the question to be determined exclusively by the number of prospective offerees."(3) However, courts agree that "the more offerees, the more likelihood that the offering is public."(4) There are 6 parties (namely Morgans Hotel Group LLC, NorthStar Hospitality LLC, RSA Associates, L.P., Michael Overington, Anda Andrei and NorthStar Partnership, L.P.) to the Formation and Structuring Transactions.

  •
  Sophistication of the offerees.    Each of the parties to the Formation and Structuring Agreement is an accredited investor and has represented that it "is capable of making an informed investment decision based on its knowledge, sophistication and experience in financial and business matters together with the business and financial experience of those persons, if any, retained by it, and other relevant information it may have received with respect to the matters set forth in this Agreement." As described below, each offeree has an historical ownership interest in the Company and, accordingly, should be considered to have a heightened level of sophistication regarding an investment in the Company.

  •
  Relationship between the issuer and the offerees.    The offerees must have relationships with the issuer that afford them access to or disclosure of information that a registration statement would provide. Each of the parties to the Formation and Structuring Agreement has a close association with the Company through its historical association with the assets that are being contributed to the Company. Morgans Group LLC is the ownership entity for the assets currently; Ian Schrager, the sole shareholder of the general partner of RSA Associates, L.P., was the CEO of Morgans Hotel Group LLC from its formation until June 2005; Michael Overington and Anda Andrei were senior

(1)
See, e.g., Factors Involved in Determining Whether Transaction is "Public Offering", Release No. 33 285, 1 Fed. Sec. L. Rep. (CCH) 2740, at 2911 (Jan. 24, 1935) ("Release No. 33 285").
(2)
Release No. 33 285, at 2911.
(3)
Id.
(4)
Hill, 448 F.2d at 688.

    officers (head of development and head of design, respectively) of Morgans Hotel Group LLC from its formation until June 2005 and have certain rights through participation agreements with Morgans Group LLC; NorthStar Hospitality LLC is the managing member of Morgans Hotel Group LLC and acts as the ownership vehicle for its parent NorthStar Partnership, L.P.; and NorthStar Partnership, L.P. (which invests in Morgans Hotel Group LLC through its subsidiary NorthStar Hospitality LLC, the managing member of Morgans Hotel Group LLC) has, since 1988, been the largest equity holder of Morgans Hotel Group LLC. Each of these persons received information with respect to their investment prior to executing the Formation and Structuring Agreement and confirmed that all documents, records and information pertaining to such person's investment that had been requested by such person, had been made available or delivered to such person prior to the date of the Formation and Structuring Agreement. None of the offerees is investing additional cash in the business. Rather, the offerees are electing, pursuant to the terms of the Formation and Structuring Agreement, to alter the form of their existing investments.

  •
  Size and manner of the offering.    Although there is no bright-line test, "[t]he smaller the size of the offering, the more probability it is private."(5) A court is more likely to consider an offering private if "the offer is made directly to the offerees rather than through the facilities of public distribution such as investment bankers or the securities exchanges."(6) Furthermore, an offering will likely fail to be deemed private if it has been publicly advertised.(7) The Formation and Structuring Transactions will take place without the use of intermediaries and without advertising or general solicitation. In fact, because the six parties to the Formation and Structuring Agreement are the only persons with direct ownership interests in the Company's predecessor and thus the only persons eligible to participate in the Formation and Structuring Transactions, a general solicitation or public distribution would not be possible.

  For the reasons stated above, the Formation and Structuring Transactions are also exempt from registration under Section 4(2) of the Securities Act.

  Integration

  If the Formation and Transactions were integrated with the IPO, they would not be exempt from registration under Regulation D or Section 4(2) of the Securities Act. The Staff has stated that integration is not required even where the public offering is contemplated at the time of the private offering.(8)

  According to the Note to Rule 502(a) of Regulation D, the following factors should be considered in determining whether offers and sales should be integrated for purposes of the exemptions under Regulation D:

    1.
    Whether the sales are part of a single plan of financing;

    2.
    Whether the sales involve issuance of the same class of securities;

    3.
    Whether the sales have been made at or about the same time;

(5)
Hill, 448 F.2d at 689.
(6)
Hill, 448 F.2d at 689; accord Release No. 33 285, at 2912.
(7)
See Hill, 448 F.2d at 689 ("[P]ublic advertising is incompatible with the claim of private offering.").
(8)
See Quad City Holdings, Inc., SEC No-Action Letter, NAFT WSB File No. 041293040 (Apr. 9, 1993) ("the filing of a registration statement following an offering otherwise exempt under Section 4(2) of the Securities Act . . . [did] not vitiate the exemption provided by Section 4(2).").

    4.
    Whether the same type of consideration is received; and

    5.
    Whether the sales are made for the same general purpose.

  The application of the five factor test to the Formation and Structuring Transactions is discussed below.(9)

  •
  Single plan of financing.    The Formation and Structuring Transactions are the initial acquisition of the Company's business—a transfer of properties and a management company. In contrast, the IPO is intended to raise cash for new capital. The difference between the purpose for the two transactions is highlighted by the difference in investor classes at which each is targeted. The Formation and Structuring Transactions restructure the current ownership of Morgans Hotel Group LLC with the current owners. In contrast, the IPO is an offering of a new investment opportunity to the general public for cash.

  •
  Issuance of same class of securities.    Freely transferable shares of the Company's common stock will be issued through the IPO to new investors. In the Formation and Structuring Transactions, membership units in Morgans Group LLC are being issued to the existing owners and the significant portion of those membership units are being exchanged, on a one-for-one basis, for shares of common stock in the Formation and Structuring Transactions. Thus, the offering of Morgans Group LLC membership units (which, if not exchanged for shares as part of the Formation and Structuring Transactions, will not be exchangeable for shares of common stock until after the first anniversary of the IPO) to Morgans Hotel Group LLC does not involve the same class of security as the offering of the common stock for purposes of the integration analysis. Even though membership units will subsequently be exchanged for the Company's common stock in the Exchange Transactions, that common stock will be subject to an underwriters' lock-up restriction for a period of at least 180 days following the IPO.

  •
  Made about the same time.    Under the Formation and Structuring Agreement, on October 25, 2005, the parties to the Formation and Structuring Transactions committed to receive the Morgans Group LLC membership units and or common stock of the Company before the Registration Statement was initially filed, subject only to the closing of the IPO and other conditions outside the control of the parties to the Formation and Structuring Agreement. Therefore, the amount of time between the commitment to enter into the Formation and Structuring Transactions and the determination of the public offering price in the IPO will be at least three months. However, even if the IPO and the Formation and Structuring Transactions were deemed to occur at about the same time, in several no-action letters, the staff of the SEC has stated that offerings would not be integrated despite occurring at or about the same time where other factors weighed against integration of the offerings.(10) The Company believes those other factors are present here.

(9)
These factors are applied when considering whether an offering exempt under Section 4(2) should be integrated as well. See Sec. Act Rel. No. 33-4552, 1 Fed. Sec. L. Rep. (CCH) 2270-2283 (Nov. 6, 1962).
(10)
See e.g., North American Leisure Group, Inc., SEC No-Action Letter, NAFT WSB File No. 122788004 (Dec. 15, 1998); Guarantee Mutual Life Co., 1995 SEC No-Act. LEXIS 461, at *2-3

  •
  Same type of consideration received. The consideration for the IPO is different from the consideration for the Formation and Structuring Transactions. In the Formation and Structuring Transactions, no cash is involved—Morgans Hotel Group LLC is contributing ownership interests in its subsidiaries that own assets for Morgans Group LLC membership units and parties to the Formation and Structuring Transactions are exchanging those membership units for shares of the Company's common stock. Investors in the IPO will be paying cash.

  •
  Same general purpose. The IPO and the Formation and Structuring Transactions are being made for different purposes. The purpose of the Formation and Structuring Transactions is to contribute the assets to Morgans Group LLC in connection with its formation and permit certain of those persons to exchange membership units for shares of the Company's common stock, while the purpose of the IPO is to raise cash. The IPO and the Formation and Structuring Transactions are not fungible; the separate objectives of each can be achieved only through separately structured transactions.

        Based upon the facts and circumstances of the Formation and Structuring Transactions and the IPO, the Formation and Structuring Transactions should not be integrated with the IPO. Even assuming for purposes of this integration analysis that the IPO and the Formation and Structuring Transactions involve the issuance of the same class of securities and are made at about the same time, the facts relevant to the other three factors are sufficient to support the conclusion that the Formation and Structuring Transactions should not be integrated with the IPO. In several no-action letters finding that public and private offerings need not be integrated, the Staff has stated that in reaching their conclusion, they noted in particular that the proposed offerings appeared to involve different consideration and be for different purposes.(11)

        In addition, in considering whether issuances of securities in multiple private placements conducted pursuant to Regulation D would be integrated with one another, the Staff stated that offerings need not be integrated despite being made at or about the same time, involving the same class of securities and for which the same type of consideration was received because the offerings were not intended for the same purpose and were not part of a single plan of financing.(12)

        As discussed above, the Company believes that the Formation and Structuring Transactions and the IPO do not constitute a "single plan of financing" nor are they for the "same general purpose." Based on these two factors and the fact that different types of consideration are being received by the Company in the Formation and Structuring Transactions and the IPO, the Company believes that the Formation and Structuring Transactions and the IPO should not be integrated.

(11)
See, e.g., North American Leisure Group, Inc., SEC No-Action Letter, NAFT WSB File No. 122788004 (Dec. 15, 1998) ("In reaching this position [that the issuance of common stock for an exchange of shares need not be integrated with a subsequent offering of common stock under Rule 504], we particularly note that the proposed offerings (1) will involve different consideration and (2) appear to be for different purposes."); Blue Cross and Blue Shield of Virginia, 1996 SEC No-Act. LEXIS 554, at *3 (June 14, 1996); Guarantee Mutual Life Co., 1995 SEC No-Act. LEXIS 461, at *2 (Apr. 13, 1995).

(12)
See Pacific Physician Services, Inc., SEC No-Action Letter, NAFT WSB File No. 082685007 (Aug. 20, 1985) ("In the instant case, the offerings appear to involve the same class of securities and will be made at or about the same time. Apparently, the same type of consideration, cash, will be received.... [I]t does not appear that the offerings [to employees and independent contractors, on the one hand, and to investors to raise equity capital, on the other hand] would be integrated because they are not intended for the same purpose and are not part of a single plan of financing.").

Summary

Formation and Structuring Transactions, page 5

3.
Please revise your disclosure to include the information contained in your response to prior comment 2.

        The Company has asked us to advise the Staff supplementally that the disclosure under "Formation and Structuring Transactions" on pages 7 and 39 of Amendment No. 3 has been revised to provide the basis for management's estimate of the fair market value of MHG Management Company.

Risks Relating to the Offering and Our Common Stock, page 31

If a significant number of shares..., page 32

4.
Here or in a separate risk factor please discuss the risk of dilution and selling pressure caused by issuances under your stock compensation plans. Please quantify the number of shares that could be issued under these plans. Also, please make it clear in this risk factor that shares issued in your directed share program are not subject to lockup.

        The Company has asked us to advise the Staff supplementally that the Company has:

  •
  revised the risk factor "If a significant number of shares of our common stock are sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well" on page 33 of Amendment No. 3 to discuss the selling pressure caused by issuances under the Company's stock compensation plans, to provide for the number of shares that could be issued under these plans and to make clear that shares issued pursuant to the Directed Share Program are not subject to lockup agreements.

  •
  added a new risk factor "If you purchase shares of common stock in this offering, you will experience immediate dilution in the net tangible book value per share and could experience further dilution as a result of any additional share issuances under our stock incentive plan" on page 34 of Amendment No. 3 to discuss the risk of dilution caused by issuances under the Company's stock compensation plans.

Formation and Structuring Transactions, page 36

Accounting Treatment, page 41

5.
You note in your response to comment 10 and in your filing on page 41 that you accounted for the contribution of MHG Management Company to Morgans Group LLC at historical cost, however you also note in your filing on page six that the transaction was based on a value of $20 million which reflected management's estimate of the fair market value of MHG Management Company. Please clarify and reconcile the difference between these statements.

        The Company has asked us to advise the Staff supplementally that the contribution by Morgans Hotel Group LLC of MHG Management Company to Morgans Group LLC was accounted for at historical cost because it constituted a transfer between entities under common control, in accordance with Appendix D, paragraphs 11 and 12 of SFAS 141. The value of membership units in Morgans Group LLC exchanged for the contribution was based on management's estimate of the fair market value of MHG Management Company. As discussed on pages 6-7 and 39 of Amendment No. 3, the transfer of the membership interests in MHG Management Company is being conducted separately after the contribution of the hotel properties so that in the first instance, before consideration is received for MHG Management Company, all of the membership units in Morgans Group LLC held by Morgans Hotel Group LLC can be distributed to its members and subsequently exchanged for shares of the Company's common stock, and in the second instance, a fixed number of membership units can be retained by Morgans Hotel Group LLC and not exchanged for shares of the Company's common stock. A determination of the fair market value was necessary for that purpose even though the transaction is being accounted for at historical cost in accordance with SFAS 141.

Use of Proceeds, page 42

6.
If you intend to rely on funds other than proceeds to complete your purchase of the James hotel, please provide the disclosure requirement by instruction 3 to Item 504 of Regulation S-K.

        The Company has asked us to advise the Staff supplementally that the disclosure under "Use of Proceeds" on page 44 of Amendment No. 3 has been revised to describe the additional sources of funds which the Company may use to fund the purchase of James Hotel Scottsdale.

Management's Discussion and Analysis of Financial Condition..., page 50

Liquidity and Capital Resources, page 66

7.
Please expand your discussion regarding the effect that the expected acquisitions of the James Hotel Scottsdale and the property across Collins Avenue from Delano will have on your liquidity and capital resources. Please see Item 303(a)(1) and (2) and also Section IV of Release 33-8350 Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for reference.

        The Company has asked us to advise the Staff supplementally that the Company has expanded its discussion on page 76 of Amendement No. 3 under "Liquidity and Capital Resources" regarding the effect that the expected acquisitions of the James Hotel Scottsdale and the property across Collins Avenue from Delano will have on the Company's liquidity and capital resources.

Formation and Structuring Transactions, page 36

8.
Please explain briefly the purpose served by MMRDH Parent Holding Company LLC. It appears that this entity holds the debt of Morgans Hotel Group LLC.

        The Company has asked us to advise the Staff supplementally that MMRDH Parent Holding Company LLC is an intermediate parent holding company. Following the consummation of the Formation and Structuring Transactions, MMRDH Parent Holding Company LLC will be a direct subsidiary of Morgans Group LLC and its only asset will continue to be the membership interests in MMRDH Junior Mezz Holding Company LLC. MMRDH Parent Holding Company LLC is not directly the obligor on any indebtedness. Three of its direct or indirect wholly-owned subsidiaries (MMRDH Junior Mezz Holding Company LLC, MMRDH Intermediate Mezz Holding Company LLC and MMRDH Senior Mezz Holding Company LLC) are the obligors on the mezzanine indebtedness described under "Mortgage and Other Indebtedness Outstanding After This Offering" on page 122 of Amendment No. 3. Although MMRDH Parent Holding Company LLC does not currently hold any indebtedness, it was established to facilitate future financings through a tiered ownership structure that enables issuance of indebtedness at each tier that is structurally subordinated to the indebtedness at the tier below.

Management

Executive Compensation, page 117

9.
Please provide footnote disclosure describing the information contained in the columns entitled "other annual compensation" and "long-term compensation awards." If these columns do not include the value of LTIP units to be distributed to your executives, as described on page 119, please revise accordingly.

        The Company has asked us to advise the Staff supplementally that the footnote disclosure describing the information contained in the columns entitled "other annual compensation" and "long-term compensation awards" under "Management—Executive Compensation" has been added for Messrs. Scheetz, the CEO, Mr. Gordon, the Chief Investment Officer, and Mr. Szymanski, the CFO, beginning on page 129 of Amendment No. 3.

Employment Agreements, page 117

10.
Please discuss in detail the non-competition terms contained in your employment agreements. Also, please file these agreements as exhibits to you registration statements.

        The Company has asked us to advise the Staff supplementally that disclosure detailing the non-competition terms contained in the Company's employment agreement with Mr. Scheetz has been added under "Management—Employment Agreements" beginning on page 130 of Amendment No. 3. The Company has asked us to further advise the Staff that the Company's employment agreement with Mr. Scheetz is subject to further negotiation and the Company intends to file the form of that agreement, which is to be entered into concurrent with the consummation of the offering, with the next amendment to the Registration Statement.

Principal and Selling Stockholders, page 130

11.
Please identify your other selling stockholders or tell us why you are unable to do so at this time.

        The Company has asked us to advise the Staff supplementally that it has identified the selling stockholders on page 144 of Amendment No. 3.

Financial Statements

Note 7—Commitments and Contingencies

Construction Settlement, page F-21

12.
We note in your response to comment 34 that the $10 million settlement amount that you recorded in "property and equipment" in 2002 was for a construction related lawsuit that comprised of a dispute with a general contractor over the cost of construction. Please tell us why you believe that the difference between the original liability and the final payoff amount of approximately $2.2 million should be treated as an income producing transaction rather than an adjustment to the previously capitalized amount in "property and equipment."

        The Company has asked us to advise the Staff supplementally that the Company believes that the difference between the original liability and the final payoff amount of approximately $2.2 million should not be accounted for as an adjustment to the previously capitalized amount in "property and equipment" because when the Company paid the final payoff amount under the October 2004 settlement it recognized a gain in the period of transfer for the difference between the carrying amount of the obligation and the consideration given to extinguish the obligation. The Company considers this analogous to a troubled debt restructuring in accordance with FAS 15, as the creditor granted the Company a concession that would not otherwise have been granted.

Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

13.
We note your response to prior comments 7 and 36 and reissue the comment seeking your analysis of the exemption applicable to the issuance of Morgans Group LLC of units in exchange for the contribution of initial properties by Morgans Hotel Group LLC. As noted in our prior comments, the mere fact that Morgans Group LLC was a wholly-owned subsidiary of the contributing entity at the time of transfer does not preclude us from determining that a sale has occurred for purposes of Section 5 where the asset transfer and subsequent issuance of membership units are integral steps in a public offering.

        The Company has asked us to advise the Staff supplementally that the receipt of such membership units will be effected in reliance upon an exemption from registration provided by Section 4(2) and Regulation D under the Securities Act. The Company has asked us to advise the Staff supplementally that the Company has added disclosure to this effect under "Item 15. Recent Sales of Unregistered Securities" on page II-2 of Amendment No. 3.

Exhibit 5.1—Draft Legal Opinion

14.
We note your response to prior comment 38. As revised, counsel's opinion is still conditioned upon the board's approval of the issuance and sale of the securities. If the issuance and sale are not approved by the board of directors, counsel cannot opine that the securities have been validly issued. Counsel must provide an unqualified opinion that the securities have been or will be validly issued. Please provide a revised opinion that omits the reference to approval by the company's board of directors.

        The Company and Sullivan & Cromwell LLP have considered the Staff's comment and Sullivan & Cromwell LLP has deleted the phrase "and the issuance and sale of the Securities have been approved by the Company's Board of Directors" from its Exhibit 5 opinion. A revised draft of the opinion is furnished supplementally with this response letter.

        If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 558-4312. Questions on the accounting treatment may be directed to Richard Szymanski, Chief Financial Officer of Morgans Hotel Group Co., at (212) 277-4188.

Very truly yours,
Robert W. Downes
(Enclosure)
cc:	Karen J. Garnett Jessica Barberich Daniel Gordon (Securities and Exchange Commission)
Marc Gordon Richard Szymanski (Morgans Hotel Group Co.)
Stuart Eisenberg (BDO Seidman, LLP)
Andrew J. Pitts (Cravath, Swaine & Moore LLP)